SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   FORM 12b-25


                           Notification of Late Filing

                                               Commission File Number 000-22329
(Check one)

|X| Form 10-K and Form 10-KSB     |_| Form 11-K

|_| Form 20-F     |_| Form 10-Q and Form 10-QSB     |_| Form N-SAR

For period ended June 30, 1998

|_| Transition Report on Form 10-K and Form 10-KSB

|_| Transition Report on Form 20-F

|_| Transition  Report on Form 11-K

|_| Transition  Report on Form 10-Q and Form 10-QSB

|_| Transition Report on Form N-SAR

For the transition period ended ____________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     Part I
                             Registrant Information


Full name of registrant:                 PowerTrader, Inc.

Address of principal executive office:   885 Dunsmuir Street, Suite 591

City, state and zip code:                Vancouver, B.C.  V6C 1N5

                                     Part II
                             Rule 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_|          (b) The  subject  annual  report,  semi-annual  report,  transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    Part III
                                    Narrative

         The Company is unable to timely file its Annual Report on Form 10-KSB for the year ended June 30, 1998 because the Company (a) is currently without sufficient liquidity to allow its independent auditors, BDO Dunwoody, Chartered Acccountants, to complete their audit of the Company's financial statements for the year ended June 30, 1998 prior to the expiration of the 90 day period during which the Company is required to file such report under the regulations promulgated pursuant to the Securities Exchange Act of 1934, as amended, and (b) has undergone recent changes in corporate management which has made it difficult to coordinate the audit process in a timely fashion.

                                     Part IV
                                Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

              Michael C. Withrow                           (604) 685-1529
                  (Name)                                 (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                |X| Yes  |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                |_| Yes  |X| No

         PowerTrader, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  September 29, 1998            By:   /s/ Michael C. Withrow
                                          Michael C. Withrow, Chairman, CEO and
                                          President